Exhibit 99.(d)(27)(ii)

Schedule A

to the

Sub-Advisory Agreement

Between

Brinker Capital Investments

and

T. Rowe Price Associates, Inc.

As of September 24, 2020, as amended on March 27, 2024

The following fee schedule shall be effective as of March 1, 2024:

Fund:	Investment Strategy:	Fee (annual rate based on average daily net assets):
Destinations International Equity Fund (ISF Sleeve)	International Stock	[*****] [*****] [*****] [*****] [*****] [*****] [*****] [*****] [*****] [*****] [*****] [*****] [*****] [*****]

*A transitional adjustment is applied to the fee schedule as assets approach or fall below these breakpoints as detailed in the Side Letter to the Investment Advisory Agreement dated March 27, 2024.

THE ADVISER:

ORION PORTFOLIO SOLUTIONS, LLC D.B.A BRINKER CAPITAL INVESTMENTS

By:	/s/ Kylee Beach

Name: Kylee Beach

Title: General Counsel & Secretary

THE SUB-ADVISER: T. ROWE PRICE ASSOCIATES, INC.

By:	/s/ Terence Baptiste

Name: Terence Baptiste

Title: Vice President